

May 28, 2020

John Quaid
Senior Vice President and Controller
Marathon Petroleum Corp
539 South Main Street
Findlay, Ohio 45840-3229

> **Re: Marathon Petroleum Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 28, 2020**
> **File No. 001-35054**

Dear Mr. Quaid :

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Non-GAAP Financial Measures, page 69

1. We note your presentation of the non-GAAP measures refining and marketing margin and retail total margin. Please present a reconciliation for these non-GAAP measures in accordance with Item 10(e)(1)(i)(B) of Regulation S-K. In doing so, reconcile these measures to the most directly comparable GAAP measures, i.e. gross margin that includes depreciation, depletion and amortization. If you do not believe gross margin that includes depreciation, depletion and amortization expense is the most directly comparable GAAP measure, please tell us why in your response.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Gus Rodriguez, Branch Chief at (202) 551-3752 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Energy & Transportation